FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

Enersis Américas and Enersis Chile Announce Distribution of Shares of Enersis Chile

SANTIAGO, CHILE, April 21, 2016 ─ ENERSIS AMÉRICAS S.A. (“Enersis Américas”)(NYSE: ENI) and ENERSIS CHILE S.A. (“Enersis Chile”)(NYSE: ENIC) today announced that Enersis Américas completed the distribution of the common stock of Enersis Chile to the holders of Enersis Américas common stock in connection with the previously announced spin-off by Enersis Américas of Enersis Chile (the “Spin-off”). Holders of record of Enersis Américas common stock as of April 20, 2016 (the “Share Record Date”) received one share of Enersis Chile common stock for every share of Enersis Américas common stock held by such holder on the Share Record Date. Enersis Chile common stock is listed and started trading today on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange in Chile.

The distribution of American Depositary Shares (“ADSs”) of Enersis Chile to the holders of Enersis Américas ADSs is expected to be completed on April 26, 2016 (the “ADS Distribution Date”). Each Enersis Chile ADS represents 50 shares of Enersis Chile common stock. Enersis Chile ADSs began trading today on a “when issued” basis on the New York Stock Exchange (“NYSE”) under the symbol “ENIC WI”, permitting holders of Enersis Américas ADSs to trade the right to receive Enersis Chile ADSs until the distribution of Enersis Chile ADSs is completed. “When issued” trading of Enersis Chile ADSs is expected to end at the close of market on the ADS Distribution Date. Concurrent with the “when-issued” trading of Enersis Chile ADSs, Enersis Américas ADSs will trade two ways: regular way with due bills under the symbol “ENI”, which includes the right to receive Enersis Chile ADSs in the distribution, and “ex-distribution ─ when-issued” under the symbol “ENI WI”, which does not include the right to receive Enersis Chile ADSs in the distribution.

On the ADS Distribution Date, holders of Enersis Américas ADSs as of April 14, 2016 (the “ADS Record Date”) will receive one ADS of Enersis Chile for every ADS of Enersis Américas held by such holder on the ADS Record Date. Once the distribution of Enersis Chile ADSs is complete, Enersis Chile ADSs will trade on the NYSE under the symbol “ENIC” and the ticker symbol for Enersis Américas will change to “ENIA”.

Enersis Américas issued an information statement describing the Spin-off (the “Information Statement”). The Information Statement includes, among other things, information regarding: the Spin-off; risks relating to the Spin-off; the business, financial condition and results of operations of Enersis Chile; certain relationships between Enersis Américas and Enersis Chile; the management of Enersis Chile; and a description of Enersis Chile common stock. The Information Statement is available on Enersis Américas’ website at www.enersis.cl and on Enersis Chile’s website at www.enersischile.cl.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-off, timing of trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, conditions to the distribution, and statements about the objectives of the Spin-off, Enersis Chile's strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Enersis Chile from Enersis Américas, the ability of the businesses of Enersis Américas and Enersis Chile to continue to grow and develop according to their business development plans, trends in the industries in which the businesses of Enersis Américas and Enersis Chile operate, customer demand, the competitive landscape in which the businesses of Enersis Américas and Enersis Chile operate, changes in regulation applicable to the businesses of Enersis Américas and Enersis Chile, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Enersis Chile’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission and the Information Statement. Except as required by law, Enersis Américas and Enersis Chile undertake no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.enersis@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: April 21, 2016